Filed by SunTrust Banks, Inc. Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lighthouse Financial Services, Inc. Commission File No.:001-08918

On January 23, 2003, SunTrust Banks, Inc. distributed the following presentation to employees of Lighthouse Financial Services, Inc.:

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Lighthouse & SunTrust

A Winning Partnership

LIGHTHOUSE

SUNTRUST

Employee Presentation

January 23, 2003

Why this combination is good for Lighthouse

- Similar philosophy
  - Strong Client Relationship focus
  - Passionate commitment to the local market
  - TEAM focus a priority
- Liquidity for shareholders
  - Publicly traded stock with strong reputation
- A partner Lighthouse knows well
  - SunTrust is a long time correspondent
- Significant Talent Management Commitment
  - Development of people a top priority
  - People are key to success
- No market overlap

What this combination offers Lighthouse Clients

- More convenience and flexibility
- Additional Capital
  - Access to broader range of competitive mortgage products
  - Expanded lending capacity
- Additional capabilities and sharing of Best Practices
  - Business Banking
  - Commercial Banking
    - Sophisticated Cash Management Capability
    - Capital Markets Products
  - Private Client Services
    - Significant Trust and Investment Experience
    - Retail Investments Capability
  - Private Banking

Why this combination is good for SunTrust

- Lighthouse is a top performing TEAM
- Mortgage origination is #1 in the market
  - Opportunity to grow Mortgage, Builder and Acquisition & Development Business
- Opportunity to expand ALL Lines of Business
- Hilton Head Island and Bluffton are growing and attractive markets
- Entry into South Carolina
- Long time partner
  - Great admiration for the Management TEAM
  - Know Lighthouse shares our philosophy
- Opportunity to leverage property and casualty insurance business
  - Carswell Lighthouse has an impressive reputation and is admired within the industry

Who is SunTrust?

- 9th Largest Bank in the United States
  - Total assets approaching $120 billion
  - 16th largest residential mortgage originator in the United States
  - 13th largest servicer of residential mortgage loans in the United States
  - 7th largest bank owned mortgage company in the United States
  - Ranked 3rd in the U.S. in J. D. Power Mortgage Customer Satisfaction Survey
  - Trust Assets under management approximately $90 billion
  - Over 1,180 offices
  - Over 2,200 ATMs
  - Over 25,000 TEAM members

- Alabama, Florida, Georgia, Maryland, Tennessee, Virginia, Washington, D. C. (& shortly South Carolina)
  - One of the fastest growing geographies in banking industry

Who is SunTrust?

- Strong financial condition
  - Strong record of consistent earnings (net earnings of $1.3 billion in 2002)

- Impressive history of commitment to relationship banking

- Unique commitment to **local** market
  - "Big bank" capabilities with "community bank" service
  - Valued marketing strategy and philosophy -- it makes SunTrust unique
  - **Local** market plays key role in **local** decisions

SunTrust

Who is SunTrust?

- SunTrust Operating Principles

1. Be Passionate about Growth
2. Lower our Efficiency Ratio
3. Attract and Develop Superior Talent
4. Invest for Success
5. Act as One Company
6. Strengthen our Performance Culture
7. Balance the Roles of Geographies, Functions and Lines of Business
8. Build Collaboration, TEAMwork and Trust
9. Make Decisions Rapidly
10. Value Straight Talk

SunTrust

What changes will I see?

- Continue to operate as Lighthouse Community Bank for 2003
  - Currently anticipate name change in early 2004
- New systems and procedures
  - Majority of new systems will not be in place until late 2003 or early 2004
- Increased capacity and products
  - Expanded lending capacity
  - More products
- Strong focus on SALES management and coaching
- Significant focus on Training and Development
- Competitive benefits package
  - Similar to Lighthouse Benefits
  - Retirement plan (company paid)

What is the timetable for this combination?

• Announcement	January 22, 2003
• Closing of transaction	mid 2003
• Systems conversion	fourth quarter 2003 or early 2004
• SunTrust name change	early 2004

SunTrust

What will happen to my job?

- Straight talk - SunTrust Operating Principle #10
- High priority on retention of Lighthouse TEAM members
- Most Lighthouse TEAM members will be offered comparable jobs
- Some consolidation will occur
  - Joint effort to evaluate staffing needs over the next 90 days
  - Decisions will be made and communicated as quickly as possible
    - SunTrust representatives will meet with impacted Lighthouse TEAM members to explore opportunities at Lighthouse and/or throughout SunTrust
    - Priority status will be given to Lighthouse TEAM members over external candidates

How can I take advantage of this opportunity?

- Maintain a positive attitude
  - Be flexible
- Communicate, Communicate,Communicate!
  - To your supervisors
  - To your NEW SunTrust partners
  - To Human Resources
  - To your Clients
- Sell Lighthouse!
- Sell SunTrust!
- Sell our Winning Partnership!
  - *Providing additional capital to help Lighthouse, Hilton Head Island and Bluffton GROW!*

SunTrust

Names of SunTrust TEAM members you will likely see……

- Residential Mortgage
  - Martha Simmons — Group Residential Mortgage Line of Business Manager
  - Jack Purcell — Servicing Asset Manager
- Real Estate Finance Group (Non owner occupied Commercial Real Estate, Builder Loans, Acquisition and Development Loans)
  - King Purnell — Group Real Estate Finance Group (REFG) Manager
- Retail (Branch Administration, Private Banking, Business Banking & Consumer Lending)
  - David Schultz — Region Retail Line of Business Manager
  - Gay Abbott — Group Retail Line of Business Manager
- Private Client Services (Trust and Investments)
  - Pattie Imperial — Region Private Client Services Manager
  - Howard Williams — Group Private Client Services Manager
- Commercial Banking (Commercial and Industrial Loans, owner occupied Commercial Real Estate Loans)
  - Jimmy Patton — Region Commercial Line of Business Manager
  - Pete Walczuk — Group Commercial Line of Business Manager

Names of SunTrust TEAM members you will likely see……

- Human Resources
  - Margaret Miller — Region Human Resources Relationship Manager
  - Kit Miller — Region Human Resources Generalist
  - Debbie Laity — Group Human Resources Relationship Manager
- Finance
  - Linda Potter — Group Senior Financial Officer
  - Regina Farrell — Region Senior Financial Officer
- Implementation Management
  - Gay Abbott — Implementation Manager & Group Retail LOB Manager
  - Kevin Poe — Implementation Manager & SunTrust Strategies Group
- Executive
  - Bill Haile — Region Chairman, President and CEO
  - Jenner Wood — Group Chairman, President and CEO
- Others from various Lines of Business and Support Functions